UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for November, 2018
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.d
Enclosures: SASOL LIMITED | RESULTS OF THE SEPARATE CLASS MEETING OF
SASOL BEE ORDINARY SHAREHOLDERS, HELD ON FRIDAY, 16 NOVEMBER 2018

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE : SOL NYSE : SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code:              JSE : SOLBE1
Sasol BEE Ordinary ISIN code:                 ZAE000151817
(“Sasol” or “the Company”)

RESULTS OF THE SEPARATE CLASS MEETING OF SASOL BEE ORDINARY (SOLBE1)
SHAREHOLDERS, HELD ON FRIDAY, 16 NOVEMBER 2018

Sasol shareholders are advised that the results of the Separate Class Meeting of SOLBE1 shareholders, held on Friday, 16 November 2018 at the Sandton Convention Centre, 161
Maude Street, Sandton, Johannesburg are as follows:
-
As at Friday, 9 November 2018, being the Separate Class Meeting Record Date, the total number of SOLBE1 shares in issue was 6 331 347, of which 6 331 347 were eligible to vote (“Total Votable Shares”).
-
The total number of SOLBE1 shares in the share capital of Sasol eligible to vote by being present in person or by submitting proxies was 2 803 191, being 44.27% of the
Total Votable Shares.

1. Ordinary resolution number 1 that clause 2 of all the Cash Contracts be amended by the insertion of a new clause 2.3 reading as follows: “2.3. Notwithstanding the provisions of clauses 2.1 and 2.2, the Agreement shall ipso facto terminate on a date determined by
Sasol, in its sole discretion, as being the date upon which the verification process more fully detailed in JSE Listings Requirement 4.32B is to be implemented.”, was approved:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.95 0.05 2 777 060 43.86 0.16
2.
Special resolution number 2 that clause 2 of all the Amended Cash Contracts be amended by the insertion of a new clause 2.4 reading as follows: “2.4. Notwithstanding the provisions of clauses 2.1, 2.2 and 2.3, the Agreement shall ipso facto terminate on a date determined by Sasol, in its sole discretion, as being the date upon which the verification process more fully detailed in JSE Listings Requirement 4.32B is to be implemented.”, was approved:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.96 0.04 2 784 218 43.98 0.19

3.
Ordinary resolution number 3 that clause 2 of all the New Cash Contracts be amended by the insertion of a new clause 2.3 reading as follows: “2.3. Notwithstanding the provisions of clauses 2.1 and 2.2, the Agreement shall ipso facto terminate on a date determined by
Sasol, in its sole discretion, as being the date upon which the verification process more fully detailed in JSE Listings Requirement 4.32B is to be implemented.” was approved:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.97 0.03 2 786 390 44.01 0.16

4.
Ordinary resolution number 4 that clause 2 of all the Amended New Cash Contracts be amended by the insertion of a new clause 2.4 reading as follows: “2.4. Notwithstanding the provisions of clauses 2.1, 2.2 and 2.3, the Agreement shall ipso facto terminate on a date determined by Sasol, in its sole discretion, as being the date upon which the verification process more fully detailed in JSE Listings Requirement 4.32B is to be implemented.” was approved:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.97 0.03 2 786 312 44.01 0.16

Notes:
(1)   Expressed as a percentage of 6 331 347 SOLBE1 shares in issue as at the Voting Record
Date of Friday, 9 November 2019.

16 November 2018
Sandton

Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 November 2018
By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary